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FOR RIVERSOURCE MONEY MARKET SERIES, INC.:

EXHIBIT 77N

RIVERSOURCE CASH MANAGEMENT FUND

WhistleJacket Capital LLC (WJC), a structured investment vehicle (SIV) owned by the Fund, breached a financial covenant on Feb. 11, 2008 relating to the market value of its underlying collateral, resulting in the occurrence of an "enforcement event." This resulted in the appointment of receivers on Feb. 12, 2008. On Feb. 15, 2008 the receivers declared WJC to be insolvent. The Fund's positions in WJC went into default as of their respective maturity dates. At a meeting of the Executive Committee of the Fund's Board of Directors (the Board) on Feb. 9, 2009, RiverSource Investments, LLC (RiverSource), the Fund's investment manager, recommended and the Board approved based on the recommendation and other factors, the purchase by Ameriprise Financial Inc. (Ameriprise), the parent company of RiverSource, of a portion of the WJC holdings from the Fund ($16 million), which occurred between March 6, 2009 and April 21, 2009 for cash at a price equal to amortized cost plus accrued interest in accordance with Rule 17a-9 of the Investment Company Act of 1940, as amended (the 1940 Act). The Fund recorded $3.5 million as payments by an affiliate, which is equal to the aggregate difference between the fair value of WJC and the cash received from Ameriprise Financial on each purchase date.

From June 8, 2009 through July 31, 2009, due to realized losses of the Fund, Ameriprise Financial has paid approximately $1.0 million to the Fund to provide support to the Fund's $1.00 net asset value per share. These amounts are recorded as increase from payments by affiliate on the Statement of Operations. Subsequent to July 31, 2009 and through September 21, 2009 (date of issuance of the Fund's financial statements), additional support payments have been made by Ameriprise Financial amounting to approximately $8.2 million.

Pursuant to the Fund's pricing procedures, securities are valued utilizing the amortized cost method permitted in accordance with Rule 2a-7 under the 1940 Act. Rule 2a-7 also requires periodic monitoring (Shadow Pricing) of the deviation between the net asset value per share of the Fund using the amortized cost method and the net asset value per share determined based on fair value to ensure that the amortized cost method continues to provide an appropriate net asset value per share for the Fund in accordance with Rule 2a-7.

For the year ended July 31, 2009, all investments held by the Fund, including WJC, were valued at amortized cost in compliance with Rule 2a-7 procedures. In addition, for the same time period the deviations resulting from the Shadow Pricing procedures were not material to the Fund's $1.00 net asset value per share.

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